April 23, 2026

Aaron Reyes
Chief Financial Officer
Sunstone Hotel Investors, Inc.
15 Enterprise, Suite 200
Aliso Viejo, California 92656

        Re: Sunstone Hotel Investors, Inc.
            Form 10-K for the year ended December 31, 2025
            Filed on February 27, 2026
            Form 8-K filed on February 27, 2026
            File No. 001-32319
Dear Aaron Reyes:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction